EXHIBIT 99.2

CONSOLIDATED BALANCE SHEETS

	As of March 31,		As of December 31,
	2016	2015	2015
	Unaudited		Audited
	In thousands
Current Assets
Cash and cash equivalents	$11,605	$13,011	$5,047
Short-term investments	23,921	36,693	23,259
Trade receivables	12,042	8,863	23,071
Other accounts receivables	5,922	2,954	2,881
Inventories	31,605	27,435	26,336

	85,095	88,956	80,594

Property, plant and equipment, net	21,465	21,523	21,309
Other long-term assets	81	110	89

	21,546	21,633	21,398

	106,641	110,589	101,992
Current Liabilities

Current maturities of convertible debentures , bank loans and capital lease	191	7,411	37
Trade payables	18,298	13,376	16,917
Other accounts payables	4,350	3,493	4,064
Deferred revenues	4,525	2,799	1,921

	27,364	27,079	22,939

Non-Current Liabilities
Long term loans and capital lease	716	-	151
Employee benefit liabilities, net	652	739	787
Deferred revenues	7,038	6,958	5,608

	8,406	7,697	6,546
Equity
Share capital	9,320	9,227	9,320
Share premium	162,531	158,893	162,238
Conversion option in convertible debentures	-	1,147	-
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	210	(265)	(1)
Capital reserve from available for sale financial assets	144	128	73
Capital reserve from share-based payments	9,245	9,009	9,157
Capital reserve from employee benefits	(59)	(81)	(59)
Accumulated deficit	(107,030)	(98,755)	(104,731)
	70,871	75,813	72,507

	$106,641	$110,589	$101,992

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	As of March 31,		Year ended December 31
	2016	2015	2015
	Unaudited		Audited
	In thousands

Revenues from proprietary products	$11,120	$3,173	$42,952
Revenues from distribution	3,677	5,757	26,954

Total revenues	14,797	8,930	69,906

Cost of revenues from proprietary products	6,931	3,295	30,468
Cost of revenues from distribution	3,089	5,243	23,640

Total cost of revenues	10,020	8,538	54,108

Gross profit	4,777	392	15,798

Research and development expenses	4,107	3,643	16,530
Selling and marketing expenses	835	799	3,652
General and administrative expenses	1,813	1,700	7,040
Operating loss	(1,978)	(5,750)	(11,424)

Financial income	165	186	463
Income (expense) in respect of currency exchange and translation differences and derivatives instruments, net	(149)	513	625
Financial expense	(37)	(243)	(934)
Loss before taxes on income	(1,999)	(5,294)	(11,270)
Taxes on income	300	-	-

Loss	(2,299)	(5,294)	(11,270)

Other Comprehensive loss:
Items that may be reclassified to profit or loss in subsequent periods:
Gain on available for sale financial assets	71	118	63
Profit (loss) on cash flow hedges	245	(221)	71
Net amounts transferred to the statement of profit or loss for cash flow hedges	(34)	72	44
Items that will not be reclassified to profit or loss in subsequent periods:
Actuarial gain from defined benefit plans	-	-	22
Total comprehensive loss	$(2,017)	$(5,325)	$(11,070)

Loss per share attributable to equity holders of the Company:

Basic loss per share	$(0.06)	$(0.15)	$(0.31)

Diluted loss per share	$(0.06)	$(0.15)	$(0.31)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months period Ended March, 31		Year Ended December 31,
	2016	2015	2015
	Unaudited		Audited
	In thousands

Cash Flows from Operating Activities

Loss	$(2,299)	$(5,294)	$(11,270)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	831	771	3,227
Finance expenses (income), net	21	(447)	(154)
Cost of share-based payment	381	505	1,907
Taxes on income	300	-	-
Loss from sale of property and equipment	10	-	-
Change in employee benefit liabilities, net	(135)	17	87

	1,408	846	5,067
Changes in asset and liability items:

Decrease (increase) in trade receivables	14,259	8,418	(5,604)
Decrease (increase) in other accounts receivables	(758)	*(613)	118
Increase in inventories	(5,269)	(2,012)	(913)
Increase (decrease) in deferred expenses	(470)	71	(565)
Increase (decrease) in trade payables	1,070	(2,572)	887
Increase (decrease) in other accounts payables	287	(659)	94
Decrease in deferred revenues	(966)	(177)	(2,405)

	8,153	2,456	(8,388)

Cash paid and received during the period for:
Interest paid	(2)	(121)	(484)
Interest received	286	350	1,143
Taxes paid	(3)	(29)	(47)

	281	200	612

Net cash provided by (used in) operating activities	$7,543	$(1,792)	$(13,979)

*Reclassification

	Three months period Ended March, 31		Year Ended December 31,
	2016	2015	2015
	Unaudited		Audited
	In thousands

Cash Flows from Investing Activities
Proceeds from sale of )investment in) short term investments, net	$(616)	$425	$13,971
Purchase of property and equipment	(926)	(509)	(2,718)
Proceeds from sale of property and equipment	21	-	-

Net cash provided by (used in) investing activities	(1,521)	(84)	11,253

Cash Flows from Financing Activities
Exercise of warrants and options into shares	-	*216	1,254
Receipt of long-term loans	630	-	197
Repayment of long-term loans	(11)	-	(9)
Repayment of convertible debentures	-	-	(7,797)

Net cash provided by (used in) financing activities	619	216	(6,355)

Exchange differences on balances of cash and cash equivalent	(83)	*125	(418)

Increase (decrease) in cash and cash equivalents	6,558	(1,535)	(9,499)

Cash and cash equivalents at the beginning of the year	5,047	14,546	14,546

Cash and cash equivalents at the end of the period	$11,605	$13,011	$5,047

Significant non-cash transactions

Purchase of property and equipment through capital lease	$84	$-	$-

*Reclassification

Adjusted EBITDA

	Three months period Ended March 31		For the year Ended December 31
	2016	2015	2015
	Thousands of US dollar

Net loss	$(2,299)	$(5,294)	$(11,270)

Income tax expense	300	-	-

Financial expense, net	(128)	57	471

Depreciation and amortization expense	831	771	3,227

Share-based compensation charges	381	505	1,907

Expense (Income) in respect of translation differences and derivatives instruments, net	149	(513)	(625)

Adjusted EBITDA	$(766)	$(4,474)	$(6,290)

Adjusted net income

	Three months period Ended March 31		For the year Ended December 31
	2016	2015	2015
	Thousands of US dollar

Net loss	$(2,299)	$(5,294)	$(11,270)

Share-based compensation charges	381	505	1,907

Adjusted net income	$(1,918)	$(4,789)	$(9,363)